Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

25 July 2017

Vedanta Limited

Consolidated Results for the first Quarter

ended 30 June 2017

Vedanta continues to execute on growth

Q1 PAT more than doubles y-o-y to Rs 1,525 crore

Q1 EBITDA up 40% y-o-y to Rs 4,965 crore

Mumbai, India: Vedanta Limited today announced its unaudited consolidated results for the first quarter (Q1) ended 30 Jun 2017.

Financial Highlights

•	Solid financial performance

•	Attributable PAT more than doubles y-o-y to Rs 1,525 crore

•	Revenues of Rs 18,203 crore up 27% y-o-y

•	EBITDA of Rs. 4,965 crore at robust margin[1] of 36%

•	Achieved cost savings of $856 million over last 9 quarters

•	Strong Balance Sheet

•	Gross Debt[2] reduced by c. Rs 9,000 crore in the last 4 months

•	Net Debt/EBITDA at 0.8x – among the lowest across Indian and global peers

•	Strong financial position with total cash and liquid investments of Rs 48,318 crore

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 8

Unaudited Results for the First Quarter Ended 30 June 2017

Operational Highlights

•	Oil & Gas: Continued strong contribution from Mangala EOR; improved costs despite higher EOR production

•	Zinc India: Higher zinc-lead and silver volumes

•	Mined metal production at 233 kt, 84% up y-o-y

•	Integrated silver production 30% up y-o-y

•	Aluminium: Exit production run-rate of 1.4mtpa

•	Zinc International: Gamsberg project on track for mid-CY 2018 production

•	TSPL: Plant restarted in end June and running at availability of above 90%

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Excluding change in Zinc India temporary borrowings from Rs 7,908 crore in Q4 FY 2017 to Rs 6,959 crore and Preference shares of Rs 3,010 crore issued pursuant to Cairn merger

Mr. Tom Albanese, Chief Executive Officer, Vedanta Ltd, said: “We have started the year on a positive note, with our Net Profit for Q1 doubling over last year. Our Zinc and Oil & Gas businesses have delivered a strong quarter. Vedanta is a world leader in Zinc, and Zinc prices have strengthened since the quarter end on continued global supply deficits. Our continued ramp-up in the Aluminium business has helped us exit the quarter on a strong production run rate of 1.4 mtpa. We are realizing the true benefits of Vedanta’s diversified portfolio.”

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 8

Unaudited Results for the First Quarter Ended 30 June 2017

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In Rs. crore, except as stated)

FY 2017	Q1	Q1	% Change	Q4	% Change
Actual	FY 2018	FY 2017	FY 2017
71,721	Net Sales/Income from operations	18,203	14,365	27%	22,371	-19%
21,437	EBITDA	4,965	3,539	40%	7,275	-32%
39%	EBITDA Margin[1]	36%	32%	44%
5,855	Finance cost	1,592	1,393	14%	1,503	6%
4,581	Other Income	1055	1,271	-17%	921	15%
20,058	Profit before Depreciation and Taxes	4,337	3,320	31%	6,768	-36%
6,292	Depreciation & Amortization	1,386	1,550	-11%	1,604	-14%
13,766	Profit before Exceptional items	2,951	1,770	67%	5,164	-43%
114	Exceptional Items[2]	—	—	—	114
2,103	Tax	681	403	69%	636	7%
196	Dividend Distribution Tax (DDT)	—	9	—	154
34	Tax on Exceptional items	—	—	—	34
11,319	Profit After Taxes	2,270	1,358	67%	4,226	-46%
11,467	Profit After Taxes before Exceptional items	2,270	1,358	67%	4,374	-48%
11,663	Profit After Taxes before Exceptional items & DDT[3]	2,270	1,367	66%	4,528	-50%
4,358	Minority Interest	745	604	23%	1,578	-53%
6,958	Attributable PAT after exceptional items	1,525	754	2	x	2,647	-42%
7,127	Attributable PAT before exceptional items	1,525	754	2	x	2,816	-46%
7,323	Attributable PAT before exceptional items & DDT[3]	1,525	763	2	x	2,970	-49%
23.47	Basic Earnings per Share (Rs./share)	4.37	2.54	72%	8.94	-51%
24.04	Basic EPS before Exceptional Items	4.37	2.54	72%	9.51	-54%
24.70	Basic EPS before Exceptional Items & DDT[3]	4.37	2.57	70%	10.02	-56%
67.09	Exchange rate (Rs./$) – Average	64.46	66.93	-3.7%	67.01	-3.8%
64.84	Exchange rate (Rs./$) – Closing	64.74	67.62	-4.3%	64.84	-0.2%

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items Gross of Tax
3.	In view of clarification issued by Ind AS Transition Facilitation Group, the Group has revised the accounting for dividend distribution tax (DDT) on profits of subsidiaries. DDT on profits of subsidiaries which is to be utilized against the equity dividend declared by the Company, is recognised in statement of changes in equity as against the previous policy of recognizing the same in the statement of profit and loss. The financial results for the previous periods/year have been restated to give effect of the same

Revenues

Revenue in Q1 on y-o-y basis was higher by 27% due to higher volume at Zinc India & ramp-up at Aluminium business and higher commodity prices partially offset by currency appreciation, lower volume at Copper India and Iron ore and pot outages at 500Kt Jharsuguda-I smelter and TSPL fire incident in April 17.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 8

Unaudited Results for the First Quarter Ended 30 June 2017

Revenues were 19% lower sequentially due to lower commodity prices, currency appreciation, lower volume at Zinc India and Copper India and lower availability at TSPL due to fire incident.

EBITDA and EBITDA Margins

EBITDA for Q1 at Rs 4,965 crore was up 40% on y-o-y basis on account of higher volumes at Zinc India; ramp up of volumes at the Aluminium business, and higher commodity prices. This was partially offset by currency appreciation, input commodity inflation and lower plant availability at TSPL.

In a q-o-q basis, EBITDA was lower due to lower commodity prices, currency appreciation, lower volume at Zinc India as per mine plan and Copper India, lower plant availability at TSPL and higher COP at Aluminium business due to input commodity inflation, currency appreciation & pot outages.

EBITDA margin1 was at 36%, higher on a y-o-y basis (Q1 FY2017 at 32%) given increased volumes and cost efficiencies. However, it was lower q-o-q on account of higher production at Zinc India as per mine plans in Q4 FY 2017, lower commodity prices and currency appreciation.

Depreciation & Amortization

Depreciation at Rs. 1,386 crore, was lower on y-o-y basis by Rs. 164 crore driven by lower depreciation at Oil & Gas business due to change in method of calculation of Unit of production (UOP) charge to “Proved and Developed Oil and Gas Reserves” (1P) in accordance with the Guidance Note on Accounting for Oil and Gas Producing Activities which was effective April 1, 2017 instead of earlier approach of “Proved and Probable Reserves” (2P). This was partially offset by capitalization of aluminium pots & power units.

Depreciation was lower by Rs. 218 crore q-o-q mainly on account of lower charge at Zinc India due to lower amortization of mining expenses owing to lower ore production and lower charge at oil & gas business due to change in method as explained above. This was partially offset by further capitalization at aluminium business.

Finance Cost and Other Income

Finance cost during the quarter was Rs. 1,592 crore, higher by Rs. 199 crore on y-o-y basis on account of higher temporary borrowing at Zinc India, capitalisation of Aluminium & power capacities and interest on preference shares, partially offset by lower interest rates.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 8

Unaudited Results for the First Quarter Ended 30 June 2017

Compared to previous quarter, it was 6% higher on account of temporary borrowing at Zinc India and interest on preference shares, partially offset by repayment of some term debt and lower interest rates.

Other income was at Rs 1,055 crore, lower compared to Q1 FY 17 by Rs 216 crore mainly on lower investment corpus at Zinc India given record dividend payout of Rs 27,157 crore (including DDT) during FY 17 and lower MTM gain

However, it was higher q-o-q on account of MTM gain on investments partially offset by lower investment corpus.

Taxes

Tax expense (before Exceptional items) was at Rs. 681 crore during the quarter, resulting in tax rate of 23% compared to 15% tax rate in FY 17. Tax rate during the quarter is higher on account of phasing out of investment allowance claims allowed till FY 17 and lower tax charge in FY 17 on account of currency appreciation gain resulting in deferred tax movements.

Attributable Profit After Tax and Earnings Per Share (EPS)

Attributable Profit After Tax (PAT) before exceptional items for the quarter was Rs. 1,525 crore.

EPS for the quarter before exceptional items was at Rs. 4.37 per share. Minority interest was at 33%.

Balance Sheet

Our financial position remains strong with cash and liquid investments of Rs. 48,318 crore. The Company follows a Board approved investment policy and invests in high quality debt instruments with mutual funds, bonds and fixed deposits with banks. The portfolio is rated by CRISIL which has assigned a rating of “Very Good” (meaning Highest Safety) to our portfolio. Further, the Company has undrawn committed facilities of $1.1 bn as on June 30, 2017.

As on 30 June 2017, gross debt was at Rs 67,342 crore including temporary Short term borrowings of Rs 6,959 crore at Zinc India and Preference shares of Rs 3,010 crore issued pursuant to the Cairn merger. Excluding Zinc India temporary borrowings & Preference Shares, gross debt decreased by Rs. 6,288 crore. Post June 30, 2017, gross debt was further reduced by c. Rs 2,500 Crore. Net debt was at Rs. 19,024 crore during the quarter, higher on account of the large dividend payments in April.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 8

Unaudited Results for the First Quarter Ended 30 June 2017

Corporate

Update on Cairn India merger

The merger of Cairn India Limited with Vedanta Limited was made effective on 11 April 2017 and on 28th April 2017, the Company issued 1 equity share of face value Rs. 1 each and 4 Redeemable Preference Shares (RPS) of face value Rs. 10 each to Cairn India minority shareholders for each equity share of Cairn India held by them. The Company also paid an interim dividend of Rs 17.70 per equity share to the Cairn India minority shareholders, which had been declared by the Company earlier.

The new equity shares have been trading since May 16, 2017. The RPS have been credited to the demat accounts of shareholders. The Company has submitted the necessary application for listing of the RPS . The application is currently pending before SEBI. Company awaits the final approval from SEBI to complete the listing of the Redeemable Preference Shares, and will make an announcement on receipt of listing approval.

Key Recognitions

Vedanta has been consistently recognized through the receipt of various awards and accolades. During the past quarter, we received the following recognitions:

•	Vedanta Limited was honored as the leading corporate in the Mining and Metals category in the Dun & Bradstreet Corporate Awards, while Hindustan Zinc Limited was recognized in the Non-Ferrous & Precious Metals category

•	Vedanta Limited was featured among the top 100 companies in the Asia300 list released by Nikkei Asian Review, which ranks the biggest and fastest-growing companies from 11 economies across Asia

•	Vedanta Limited is once again ranked among the top Indian companies and one of the “Disclosure Champions” as per the annual India Disclosure Index released by FTI Consulting

•	Vedanta Limited has been recognized as an ‘Honored Company’ for its Investor Relations program by Institutional Investor magazine in its 2017 All-Asia (ex-Japan) Executive Team rankings. This accolade is awarded only to 4.7% of the total 2,510 companies covered

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 8

Unaudited Results for the First Quarter Ended 30 June 2017

•	Bharat Aluminum Company Limited was among only seven companies nationally to receive the prestigious ‘2Good’ rating in the Economic Times 2Good4Good Awards

•	Cairn Oil & Gas was recognized for its CSR initiatives, through the CSR Health Impact Awards and the Responsible Business Awards. In addition, Cairn also received the Golden Peacock

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com - http://www.vedantalimited.com/investor-relations/results-reports.aspx

Following the announcement, there will be a conference call at 6:00 PM (IST) on Tuesday, 25 July 2017, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on July 25, 2017	India – 6:00 PM (IST)	Mumbai main access +91 22 3938 1017 Toll Free number 1 800 120 1221 1 800 200 1221
	Singapore – 8:30 PM (Singapore Time)	Toll free number 800 101 2045
	Hong Kong – 8:30 PM (Hong Kong Time)	Toll free number 800 964 448
	UK – 1:30 PM (UK Time)	Toll free number 0 808 101 1573
	US – 8:30 AM (Eastern Time)	Toll free number 1 866 746 2133

For online registration	http://services.choruscall.in/diamondpass/registration?confirmationNumber=5267915

Replay of Conference Call (25 July 2017 to 31 Jul 2017)		Mumbai +91 22 3065 2322 Passcode: 63835#

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 8

Unaudited Results for the First Quarter Ended 30 June 2017

For further information, please contact:

Communications Roma Balwani President – Group Sustainability& CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Director – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

Aarti Raghavan

VP – Investor Relations

Vishesh Pachnanda

Manager – Investor Relations

Sneha Tulsyan

Associate Manager – Investor Relations

About Vedanta Limited

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2016, please visit http://sustainabledevelopment.vedantaresources.com/content/dam/vedanta/corporate/documents/

Otherdocuments/SDreport2015-16/Vedanta%20SDR%20FY%2015-16.pdf

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai – 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 8